FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C.

V6E 4A2

Item 2.	Date of Material Change

October 29, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is October 29, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that SRK Updates the Preliminary Economic Assessment for the Pampa de Pongo Iron Depsoit, Peru, after-tax NPV 8% increases to US$4.1 Billion, IRR Increases to 20%.  The Issuer also reports that they have received the final preliminary economic assessment technical report.

Item 5.	Full Description of Material Change

The Issuer reports that SRK Consulting (Canada) Inc. (“SRK”) has updated the recent Preliminary Economic Assessment for the Pampa de Pongo iron deposit.  The increased NPV and IRR result from the positive MIDREX Direct Reduction material evaluation (See NR 08-25), which demonstrated the suitability of Pampa de Pongo iron oxide pellets as Direct Reduction (DR) process feed.

DR-grade pellets typically attract a premium of at least 10%, which has increased the after-tax NPV8% by approximately US$700 Million to US$4.1 Billion, and increased the real after-tax IRR from 18% to 20%.  The life of mine project revenue, net of all off-site costs and project royalties and including copper and gold credits, is now estimated at US$ 46 billion, equating to average annual net revenue of US$ 1.93 billion.  Life of mine net pre-tax operating cash flow is estimated at US$38.9 billion or US$1.6 billion average annually.

Site estimated operating costs are approximately 15.8% of net revenue, providing a very high project operating margin and are indicative of the robust project fundamentals.  On a per tonne basis, the net revenue (pre-tax) after all off-site costs and royalties and including copper and gold credits is approximately US$140 per tonne of pellets sold, with the corresponding total cost of production approximately US$22 per tonne of pellets sold, yielding net operating cash flow per tonne of pellets produced of US$118.

The Issuer cautions that the PEA is preliminary in nature, and is based on 100% inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Accordingly, there can be no certainty that the results estimated in the SRK PEA will be realized.  The PEA results are only intended as a preliminary first-pass review of the potential project economics based on a minimal amount of information.  In addition, the cavability assessment of the deposit is preliminary as it is based on a limited number of drillholes and, as such, substantial work is required to verify the current caving and output assumptions.

MINERAL RESOURCES

The effective date of the mineral resource estimate is September 30th, 2008. SRK is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues that may affect the mineral resource estimate. The classified inferred mineral resource estimates at a 15% iron cut-off grade are shown in Table 1.  The economic cut-off used to generate mineral resources was assumed and is based on experience with similar projects.  The final cut-off required to produce a saleable product will need to be confirmed by future metallurgical test work.  This economic cut-off was applied to both the Central and South Zones.  Although the South Zones contribute a relatively small tonnage, SRK is of the opinion that there are reasonable prospects for additional tonnage in this area which could then make these resources amenable to underground mining methods.  At the East Zone, a large magnetic anomaly, with potential for 350-500 million tonnes of conceptual mineralization is ready for drill-testing.  A single drillhole, which tested the southern edge of the anomaly, intersected 292 metres of semi-massive to massive magnetite mineralization.

SRK Classified Inferred Mineral Resources for the Pampa de Pongo Deposit

at 15% Iron cut-off

ZONE	Classification	Volume (Mm3)	Density (T/m3)	Tonnage (Mt)	Fe (%)	Au (g/t)	Cu (%)
Central	Inferred	203	3.69	748	41.7	0.06	0.09
South	Inferred	32	3.59	115	39.5	0.130	0.12
Total	Inferred	235	3.67	863	41.3	0.07	0.1

PRELIMINARY ECONOMIC ASSESSMENT TECHNICAL REPORT

SRK has delivered the final Preliminary Economic Assessment Technical Report to the Issuer and the report will be filed with SEDAR forthwith.

REPORT CONCLUSIONS

The results of the preliminary economic assessment, based on the currently available data and the assumptions used, demonstrate that Pampa de Pongo is an economically robust project that warrants further development.  The project is situated in a very favourable location, a short distance from critical infrastructure, including a deep-sea port facility, located 38 kilometres west of the deposit on the Pacific coast of Peru.

Drilling and magnetic surveys indicate the presence of a large, massive magnetite mineralized Central Zone that is conducive to underground bulk mining.  The South Zone resource and other exploration targets have a good to excellent possibility to enhance the total material available for exploitation.  Further exploration of the East Zone, if successful in outlining 350-500Mt of conceptual mineralization, could allow concurrent development with Central Zone, significantly increasing the overall mineral resources, pellet production tonnage and revenue.

The successful metallurgical test work completed for the Central Zone mineralization indicates that Pampa de Pongo iron oxide pellets will exceed the stringent requirements of blast furnace and direct reduction end-users.  The Pampa de Pongo pellets contain exceptionally low levels of deleterious elements – a factor which should significantly enhance their saleability.

MINING

The mine was designed for and will support a production rate of 75,000 tonnes per day or 27.4 million tonnes per year.  The mine production life is 24 years and includes a 5-year straight-line production ramp-up.  Alternatively, modifications to the current preliminarily mine production plan could result in revised production rates and a corresponding change in the predicted economic results.

An analysis of open pit and underground mining scenarios lead to the conclusion, based on the current data and assumptions, that an underground block cave mine would provide the most favourable economic results.

PRELIMINARY ECONOMIC ASSESSMENT RESULTS

Four cases were used in the cash flow analysis to demonstrate the variation of project economics with metal price.  All other variables were kept constant for all cases including the life of mine mill feed tonnes and grade.  The four cases all used the assumption that pellets would be the final product.  Case 1 assumes sale of blast furnace pellets while the other cases assume sale of direct reduction pellets.  Pellet prices were obtained from an independent market study, the 3-year average and reference public-domain reports.  Direct reduction pellets were assumed to have a 10% premium over blast furnace pellets.

Economics Assessment Results by Case

Taxation Assumption	Parameter	Unit	Net Present Value (US$ B) & Internal Rate of Return (%)
			Case 1 BF Pellets 198 ¢/dmtu	Case 2 DR Pellets 169 ¢/dmtu	Case 3 DR Pellets 218 ¢/dmtu	Case 4 DR Pellets 253 ¢/dmtu
After Tax	0% discount rate	B$	17.6	13.7	20.2	24.9
	8% discount rate	B$	3.3	2.2	4.1	5.4
	10% discount rate	B$	2.1	1.3	2.7	3.7
	IRR	%	18	15	20	23
Pre Tax	0% discount rate	B$	27.3	21.3	31.4	38.7
	8% discount rate	B$	5.8	4.1	7.0	9.0
	10% discount rate	B$	4.0	2.7	4.9	6.4
	IRR	%	23	19	25	29

Pellet Price Assumptions

Case	Pellet Type	Pellet Price (US¢/dmtu)	Reference
1	BF Pellet	198	Independent market opinion for BF pellets [$128/tonne]
2	DR Pellet	169	3-year average (154 ¢/dmtu)+ 10% DR pellet premium [$109/tonne]
3	DR Pellet	218	Independent market opinion (198 ¢/dmtu) + 10% DR premium [$140/tonne]
4	DR Pellet	253	2008 public domain scoping (230 ¢/dmtu) + 10% DR premium [$163/tonne]

SRK RECOMMENDATIONS

SRK recommends two stages of work to take Pampa de Pongo to the next level of development.  These recommendations are described below.  The Preliminary Economic Assessment will be contingent upon the success of the East Zone exploration drilling, while the Prefeasibility Study will be contingent on the success of the definition drill programs of the East Zone and/or the Central Zone.

East Zone Preliminary Economic Assessment

Acceleration of exploration of East Zone, allowing concurrent development with Central Zone, assuming positive results.  Critical work items include:

      Exploration Drilling – six drillholes, totalling 4,500 metres, to prove economic potential and determine Inferred Resources.
      Preliminary Economic Assessment – Scoping level assessment, similar to that just completed for Central Zone, including conceptual mine design, resource estimate, metallurgy and economic value.  The critical aspect would be to determine if the potential resource could be developed concurrently with Central Zone, thereby significantly increasing the annual output of the operation and the project revenue.

Central and East Zone Prefeasibility Study

Assuming positive results from the East Zone drilling, the major components of the study should be as follows:

      East Zone Definition Drilling – Rapid definition drilling to dovetail prefeasibility-level work with that being undertaken for Central Zone.  This drilling would comprise approximately six additional drillholes for a total of 4,500 metres.
      Central Zone Definition Drilling - approximately 17 drillholes, totaling 14,500 m, to achieve a 200-metre drill spacing.  This should be sufficient to upgrade existing resources from Inferred Resources to at least an Indicated Resource category.  All permits are in place to complete drilling work.
      Geotechnical Studies – concurrent with definition drilling, detailed geotechnical analysis.
      Environmental baseline – environmental monitoring, including groundwater assessment and preparation of Environmental Impact Assessment.
      Metallurgy – Various bench-scale metallurgical tests to quantify metallurgical variation within the East and Central Zones.  Further development of the furnace firing cycle to optimize and enhance blast furnace pellet quality with additional grinding to reduce silica even further and, conversely, increase total iron grade in the pellets.
      Condemnation Drilling – If not already defined through definition drilling, the outer edges of the Central Zone should be defined through 5 drillholes for a total of 4,250 metres of condemnation drilling.

A budget of approximately $7.0 million is estimated to complete the work program outlined above.  Completion of this program would advance the project through to the completion of the pre-feasibility stage.

DIRECT REDUCTION PELLET DETAILED ECONOMIC SUMMARY

		Mine Life	Mean Annual**

Ore Production	million tonnes	578	24.1
Mine Life	production years	24

Iron Pellet Production	million tonnes	330	13.7
Payable Copper production	million lbs	535	22.3
Payable Gold Production	000 oz	493	20.5

Iron Pellet price	US¢/dmtu / US$/t	218¢ / $140
Copper price	US$/lb	$2.00
Gold price	US$/oz	$650

Gross Revenue	US$ Million	$47,858	$1,994
Net Smelter Return*	US$ Million	$47,613	$1,984
Post-Royalties	US$ Million	$46,228	$1,926
Site Operating Costs	US$ Million	$7,324	$305
Pre-Tax Operating Cash Flow	US$ Million	$38,904	$1,621

Initial Capital	US$ Million	$3,284
Sustaining Capital	US$ Million	$4,178
Total Capital	US$ Million	$7,462
Income and other taxes	US$ Million	$11,193	$466

Post-Tax NPV8%	US$ Million	$4,073
Internal Rate of Return %	%	19.8%

Undiscounted Total Post-Tax Cash Flow	US$ Million	$20,249	$840

*The NSR here reflects revenue from iron, copper and gold, net of all off-site costs. For iron the net revenue is the FOB sales price.

** Mean Annual figures are averaged over 24 production years, including ramp-up in the early years of production.  These figures are lower than those achieved during full production.

CASH FLOW MODEL INPUTS AND ASSUMPTIONS

Grade Factor – Grade factor is estimated at 90% (10% dilution).  Block caving should yield lower levels of dilution in the early years of production.

Processing - Iron recovery is 93.4% with a final pellet grade of 64.5% iron, while copper and gold recovery from concentrate is conservatively estimated at 50% each.

Payable Metal - Pampa de Pongo would produce, on a LOM basis, 330Mt of blast furnace pellets grading 64.5% iron, 535 million pounds of copper and 493,000 ounces of gold.  MIDREX Technologies is currently evaluating the suitability of the Pampa de Pongo pellets as Direct Reduction pellets, which would attract a 10% premium on price.

Operating Cost – Operating cost is estimated at approximately US$13 per tonne of ore milled or US$22 per tonne of pellets produced.

Capital Cost – Pre-production capital is US$3.3 billion.  Expansion and sustaining capital is US$4.2 billion.  All capital costs include 20% contingency.

RESOURCE ASSUMPTIONS

The effective date of the Pampa de Pongo Iron Project, Preliminary Economic Assessment Technical Report Resource Estimate for Central Zone & South Zone is September 30th, 2008.  Inferred mineral resources were estimated at a cut-off of 15% Fe and were classified in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards on Mineral Resources and Mineral Reserves.

The database used to estimate mineral resources for the Central Zone comprised of 5 drill holes with 1,011 Fe, Cu and Au assays assigned to grade shells. The South Zone comprised also of 5 drill holes with 266 Fe, Cu and Au assays assigned to grade shells. Separate zone-specific Au and Cu caps were generated for the various Central and South Zones. For resource estimation all capped assays were composited to 2 metre intervals.

In the Central Zone to constrain grade interpolation two grade shells were generated.  The high grade shell generally comprised of >40% Fe grade which represents roughly 2/3rds of the inferred mineral resource, and a second >15% Fe grade shell represents a hanging wall zone of lower grade and lower intensity of magnetite replacement.  In the South Zone two grade shells were generated to represent two distinct zones. Shells were defined by a >20% Fe boundary.

A total of 210 density determinations were used to generate a regression with iron grades which were subsequently used to assign density to the block model.  The block model comprised of 25 metre x 25 metre x10 metre blocks, and grade was interpolated using inverse distance squared. The assay and drillhole database and resource estimate was validated by SRK and found to be appropriate for the estimation of inferred mineral resources.  SRK is not aware of any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues that would materially affect the mineral resources.

QUALIFIED PERSONS

Mr. Gordon Doerksen, P.Eng., Mr. Marek Nowak, P.Eng. and Mr. George Wahl, P.Eng. (all of SRK Consulting (Canada) Inc.), each of whom is a qualified person as defined by National Instrument 43-101, are each responsible for portions of the PEA Technical Report and have reviewed the scientific and technical information that forms the basis for this material change report.  All of these qualified persons are independent of the Issuer.

Gordon Doerksen, P.Eng. is a Principal Consultant – Mining with SRK in Vancouver.  Mr. Doerksen has 23 years of experience in the mining industry, mainly at operating mines in North America and Africa.  He has conducted and managed engineering studies for a variety of commodities in Asia, South America, North America and Africa.

Marek Nowak, P. Eng, has over 25 years of experience in the mining industry.  Mr. Nowak specializes in natural resource evaluation and risk assessment using a variety of geostatistical techniques.  He has worked on a variety of studies for operating mines and on advanced exploration projects, which included validation of large databases, studies of sample biases, resource estimates, reconciliation, and simulation of grade control models.

George H Wahl, P. Geo has over 20 years of experience.  Mr. Wahl is a resource geologist who has worked with clients to advance their projects from exploration through to basic engineering.  He has worked on several iron ore projects in Carajas, Corumba, and the Iron Quadrilateral in Brazil, as well as on several iron ore projects in the Labrador Trough and another on Baffin Island.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Mina Pirquitas project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

October 29, 2008